NOTICE OF CHANGE OF AUDITOR
Pursuant to NI 51-102 (Section 4.11)

TO:	Ernst & Young LLP PricewaterhouseCoopers LLP
AND TO:
Autorité des marchés financiers
Alberta Securities Commission
British Columbia Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Financial and Consumer Services Commission (New Brunswick)
The Manitoba Securities Commission
Nova Scotia Securities Commission
Office of the Superintendent of Securities (Prince Edward Island)
Office of the Superintendent of Securities, Service Newfoundland and Labrador
Ontario Securities Commission

CGI Group Inc. (the "Corporation") hereby gives notice pursuant to Section 4.11 of National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102") of the termination of Ernst & Young LLP (the "Former Auditor") as the auditor of the Corporation and the appointment of PricewaterhouseCoopers LLP (the "Successor Auditor") in its place. The Corporation confirms that:

1.
The Audit and Risk Management Committee ("ARMC") has conducted a review of external audit services. As part of their review, the ARMC sought proposals to provide audit services for the financial year ending on September 30, 2019.

2.
After careful review of the proposals received and due consideration of all relevant factors, the ARMC recommended to the Board of Directors that the Successor Auditor, and not the Former Auditor, be proposed for appointment as auditor of the Corporation by the shareholders of the Corporation for the Corporation's financial year ending on September 30, 2019.

3.
On September 25, 2018, the Board of Directors approved the recommendation of the ARMC indicated above and decided not to propose the Former Auditor for reappointment as auditor of the Corporation for the financial year ending on September 30, 2019 and to propose the Successor Auditor for appointment as the auditor of the Corporation by the shareholders of the Corporation for the Corporation's financial year ending on September 30, 2019. The vote will take place at the annual general meeting of shareholders of the Corporation scheduled to be held on January 30, 2019.

4.
The auditor’s reports of the Former Auditor on the annual audited consolidated financial statements of the Corporation for the two most recent financial years preceding the date of this notice, being reports for the financial years ended September 30, 2017 and September 30, 2016, and with any subsequent period to date did not express any modified opinion.

5.	In the opinion of the Corporation, there are no reportable events as such term is defined in Section 4.11(1) of NI 51-102.

DATED as of the 28th day of September, 2018.

CGI GROUP INC.
By:	(s) François Boulanger
François Boulanger Executive Vice-President and Chief Financial Officer